

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 13, 2023

Saqib Islam
Chief Executive Officer
SpringWorks Therapeutics, Inc.
100 Washington Blvd
Stamford, CT 06902

> **Re: SpringWorks Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed February 28, 2023**
> **File No. 001-39044**

Dear Saqib Islam:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

 Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this letter, we may have additional comments.

Notes to the Consolidated Financial Statements

Management's Discussion and Analysis
Results of Operations
Research and development expenses, page 107

1. You disclose on page 7 that you have multiple product candidates with different indications and on page 105 you state that you track external research and development expenses on a program-by-program basis. Please provide us, and confirm you will disclosure in future filings, a table which disaggregates external research and development expense by program. Include other line items in the table, as necessary, including any amounts that are not allocated, with the total reconciling to the amount on the Income Statement.

10. License and Collaboration Agreements, page 135

2. For your EGFR and TEAD license agreements, please provide us proposed disclosure which will be disclosed in future filings regarding the specific terms of

each agreement, including, as applicable, the amount of the upfront payment, milestone payments disaggregated into the nature of each milestone, and the royalty rate or range that does not exceed a ten point range.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Mary Mast at 202-551-3613 or Daniel Gordon at 202-551-3486 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences